INTERMEDIATE TAX-EXEMPT BOND FUND OF AMERICA
333 South Hope Street, Los Angeles, California 90071     Telephone (213)
486-9200
                                   September 23, 1993
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071
     Re:  Investment Letter
Gentlemen:
     Intermediate Tax-Exempt Bond Fund of America, a Massachusetts business trust (the "Fund"), hereby offers to sell to you 6,998 shares of beneficial interest of Intermediate Tax-Exempt Bond Fund of America at $0.01 par value (the "Shares") at a price of $14.29 per share upon the following terms and conditions:
     You agree to pay to the Fund the aggregate purchase price of $100,000 against delivery of a statement confirming the registration of the 6,998 Shares in your name.
     You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.
     You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.
                        Very truly yours,
                        INTERMEDIATE TAX-EXEMPT BOND FUND
                        OF AMERICA
                        By
                        Julie F. Williams, Secretary
Confirmed and agreed to September 23, 1993
                        CAPITAL RESEARCH AND MANAGEMENT COMPANY
                        By
                         Paul G. Haaga, Jr., Senior Vice President